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Filed by Agnico-Eagle Mines Limited pursuant to
Rule 425 under the Securities Act of 1933
Commission file number: 001-13422
Subject Company: Grayd Resource Corporation
Commission file number: N/A

Third Quarter Report 2011

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported a net loss of $(81.6) million, or $(0.48) per share, in the third quarter of 2011 compared to net income of $121.5 million, or $0.73 per share, in the third quarter of 2010. In the third quarter of 2011, the operating margin increased 40.4% to $283.3 million from $201.8 million in the third quarter of 2010 due to the increase in gold price. Gold production decreased by 6.7% to 265,978 ounces from 285,178 ounces between the third quarter of 2010 and the third quarter of 2011. Cash provided by operating activities amount to $197.6 million in the third quarter of 2011 compared to $156.8 million in the third quarter of 2010. During the third quarter of 2011, cash costs were $563 per ounce compared to $423 per ounce during the same period in the previous year.

        The table below summarizes the key variances in net income for the third quarter of 2011 from the net income reported for the same period in 2010:

(millions of dollars)	Third Quarter	Year to Date
Increase in gold revenue	$97.0	$313.8
Increase in silver revenue	24.5	68.5
Increase in zinc revenue	4.6	3.9
Decrease in copper & lead revenue	(3.9)	(3.4)
Increase in production costs due to stronger Canadian dollar and Euro	(8.1)	(27.9)
Increase in production costs	(30.2)	(139.1)
Increase in amortization of plant and mine development	(21.1)	(65.6)
Non cash foreign currency translation gain	39.1	13.8
Decrease in income and mining tax expense	71.0	30.1
Increase in interest	(0.2)	(8.4)
Increase in general & administrative	(0.5)	(8.1)
(Increase) decrease in exploration and corporate development	9.9	(3.9)
Gain on acquisition of Comaplex	(57.5)	(57.5)
Loss on Goldex Mine	(298.2)	(298.2)
Other	(29.5)	(29.7)

Net variance	$(203.1)	$(211.7)

        In the third quarter of 2011, revenues from mining operations increased to $520.5 million from $398.5 million in the third quarter of 2010 due primarily to higher metal prices.

        In the third quarter of 2011, total cash costs per ounce increased to $563 per ounce of gold produced from $423 per ounce in the third quarter of 2010. This increase in total cash costs is mainly attributable to unfavourable changes in cash unit costs at the Meadowbank, Kittila and Lapa mines. The Meadowbank mine has continued to ramp-up to achieve steady state production (expected in the fourth quarter of 2011) following the commissioning and installation of a new crusher during 2011. Cash costs increased at the Kittila mine in the third quarter of 2011 compared with the third quarter of 2010 due to a transition from open pit to more costly underground mining between periods. Cash costs increased at the Lapa mine over the same period due to a decline in grade combined with an 18% increase in tonnes ore milled between periods.

        During the third quarter of 2011, production costs increased to $237.2 million from $196.7 million in the third quarter of 2010 largely due to general cost increases across the industry and to the strengthening of the Canadian dollar and Euro between the respective periods.

        During the third quarter of 2011, there was a non-cash foreign currency translation gain of $21.4 million due primarily to a weakening of the Canadian dollar versus the US dollar at September 30, 2011 compared with June 30, 2011. An income and mining tax benefit of $29.0 million was recorded in the third quarter of 2011 compared with an income and mining tax expense of $42.0 million in the third quarter of 2010 due to the impact of the loss on the Goldex Mine on income between periods.

        On October 19th, the Company announced that it was suspending mining operations and gold production at the Goldex Mine in Quebec, Canada effective immediately. This decision followed the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted. It appears that a weak volcanic rock unit in the hangingwall of the Goldex Mine deposit has failed. This rock failure is thought to extend between the top of the deposit and surface. As a result, this structure has allowed ground water to flow into the mine. This water flow has likely contributed to further weakening and movement of the rock mass. The mill processed feed from the remaining surface stockpile in October.

        As the conditions resulting in the decision to suspend mining operations existed as at September 30, 2011, Agnico-Eagle has written-off its investment in the Goldex Mine (net of residual value), has written-off the underground ore stockpile, and has recorded an asset retirement obligation provision for the anticipated costs of remediation in the third quarter of 2011. Given the amount of uncertainty in estimating the value of the Goldex Mine property, plant and mine development, the Company determined that the fair value is equal to the residual value. All of the remaining 1.6 million ounces of proven and probable gold reserves at the Goldex Mine, other than the ore stockpiled on surface, will be reclassified as mineral resources.

(thousands of United States dollars)
Loss on Goldex Mine property, plant, and mine development	$237,142
Loss on underground ore stockpile	16,641
Increase in asset retirement obligation	44,400

Loss on Goldex Mine (before income and mining taxes)	298,183
Income and mining taxes	(104,370)

Loss on Goldex Mine (after income and mining taxes)	$193,813

Monitoring and Remediation Plan

        In October 2011, rock subsidence was confirmed above the north-eastern limit of the deposit. The exact location and extent of this subsidence is unknown and remains to be determined by diamond drilling and other methods. However, as a result of these findings, previously planned grouting and water re-injection efforts have been suspended and work will be reoriented to preserve the surface infrastructure in the area.

        Ongoing investigative and remediation efforts include:

  •
  Drilling from underground into the volcanic rock unit to determine whether additional fracturing has occurred and the extent of movement in the rock mass

  •
  Installing additional instrumentation to monitor for further soil and rock movements

  •
  Backfilling the surface depression to reduce the potential for further soil migration

  •
  Considering backfilling and mining options for the deposit

        Through the period of investigation and remediation, the Company anticipates that underground exploration drilling of the deeper D Zone will continue.

        The Company is also implementing a plan to minimize the impact on the current workforce of 233 permanent employees during the investigation and remediation phase. The plan will include:

  •
  Re-deployment of employees to the remediation and investigation project team

  •
  Internal transfers within the Company's Canadian operations

  •
  Employee training and skills upgrading programs to facilitate potential transfers to other Agnico-Eagle operations

        During the investigation and remediation period, ongoing assessments of the workforce requirements will be made in collaboration with the employee representatives in order to try to reduce the number of employees that are impacted by this stoppage of operations at the Goldex Mine.

        On July 6, 2010, the Company acquired all of the outstanding shares of Comaplex Minerals Corp. ("Comaplex") by issuing 10.2 million of the Company's shares at a value of $579.0 million. A mark-to-market gain of $64.5 million was recorded during the third quarter of 2010 on Comaplex shares acquired by the Company prior to July 6, 2010. This gain was partially offset by $6.9 million in Comaplex acquisition costs that were expensed in the third quarter of 2010.

        During March of 2011, the kitchen facilities to support the employee camp at the Meadowbank Mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained. A temporary kitchen has been installed and operations have since been normalized. The Company continues the process of recovering property damage and business interruption losses.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines:

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
LaRonde	$55,125	$47,320	$157,467	$139,407
Goldex	15,029	14,518	49,260	44,787
Lapa	17,681	14,298	51,765	48,507
Kittila	27,414	24,387	81,875	65,505
Pinos Altos	40,081	28,701	109,073	61,087
Meadowbank	81,860	67,450	199,071	122,181

Total production costs per Consolidated Statements of Income	$237,190	$196,674	$648,511	$481,474

LaRonde Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$55,125	$47,320	$157,467	$139,407
Adjustments:
Byproduct revenues net of refining and transport fees	(61,206)	(56,911)	(159,701)	(132,779)
Inventory and other adjustments(i)	(637)	(1,352)	2,816	2,915
Non-cash reclamation provision	(1,132)	(334)	(2,516)	(1,006)

Cash operating costs	$(7,850)	$(11,277)	$(1,934)	$8,537

Gold production (ounces)	29,069	37,832	93,487	124,401

Total cash costs (per ounce)(iii)	$(270)	$(298)	$(21)	$69

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$55,125	$47,320	$157,467	$139,407
Adjustments:
Inventory and other adjustments(iv)	(289)	(1,352)	2,173	2,915
Non-cash reclamation provision	(1,132)	(334)	(2,516)	(1,006)

Minesite operating costs (US$)	$53,704	$45,634	$157,124	$141,316

Minesite operating costs (C$)	$52,969	$46,952	$153,585	$145,432

Tonnes of ore milled (000's tonnes)	600	632	1,784	1,956

Minesite costs per tonne (C$)(v)	$88	$74	$86	$74

Goldex Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$15,029	$14,518	$49,260	$44,787
Adjustments:
Byproduct revenues net of refining and transport fees	(68)	(7)	126	(22)
Inventory and other adjustments(i)	1,591	155	58	1,266
Non-cash reclamation provision	(24)	(54)	(137)	(162)

Cash operating costs	$16,528	$14,612	$49,307	$45,869

Gold production (ounces)	40,224	50,672	120,722	141,275

Total cash costs (per ounce)(iii)	$411	$288	$408	$325

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$15,029	$14,518	$49,260	$44,787
Adjustments:
Inventory and other adjustments(iv)	1,610	155	429	1,266
Non-cash reclamation provision	(24)	(54)	(137)	(162)

Minesite operating costs (US$)	$16,615	$14,619	$49,552	$45,891

Minesite operating costs (C$)	$16,320	$15,178	$48,305	$47,379

Tonnes of ore milled (000's tonnes)	756	726	2,240	2,060

Minesite costs per tonne (C$)(v)	$22	$21	$22	$23

Lapa Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$17,681	$14,928	$51,765	$48,507
Adjustments:
Byproduct revenues net of refining and transport fees	91	(11)	314	(38)
Inventory and other adjustments(i)	556	(189)	348	(2,853)
Non-cash reclamation provision	(6)	(14)	(36)	(43)

Cash operating costs	$18,322	$14,084	$52,391	$45,573

Gold production (ounces)	27,881	27,687	83,347	88,168

Total cash costs (per ounce)(iii)	$657	$509	$629	$517

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$17,681	$14,298	$51,765	$48,507
Adjustments:
Inventory and other adjustments(iv)	645	(189)	677	(2,853)
Non-cash reclamation provision	(6)	(14)	(36)	(43)

Minesite operating costs (US$)	$18,320	$14,095	$52,406	$45,611

Minesite operating costs (C$)	$18,322	$15,131	$51,251	$47,000

Tonnes of ore milled (000's tonnes)	171	145	473	412

Minesite costs per tonne (C$)(v)	$107	$105	$108	$114

Kittila Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$27,414	$24,387	$81,875	$65,505
Adjustments:
Byproduct revenues net of refining and transport fees	22	(50)	114	(80)
Inventory and other adjustments(i)	(696)	(3,323)	1,381	(7,026)
Non-cash reclamation provision	(35)	(93)	(140)	(257)
Stripping costs(ii)	(375)	—	(3,018)	—

Cash operating costs	$26,330	$20,921	$80,212	$58,142

Gold production (ounces)	37,924	40,344	109,052	96,484

Total cash costs (per ounce)(iii)	$694	$519	$736	$603

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$27,414	$24,387	$81,875	$65,505
Adjustments:
Inventory and other adjustments(iv)	(696)	(3,323)	1,381	(7,026)
Non-cash reclamation provision	(35)	(93)	(140)	(257)
Stripping costs(ii)	(375)	—	(3,018)	—

Minesite operating costs (US$)	$26,308	$20,971	$80,098	$58,222

Minesite operating costs (EUR)	€19,329	€16,402	€57,434	€44,428

Tonnes of ore milled (000's tonnes)	294	282	789	719

Minesite costs per tonne (EUR)(v)	€66	€58	€73	€62

Pinos Altos Mine (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$40,081	$28,701	$109,073	$61,087
Adjustments:
Byproduct revenues net of refining and transport fees	(16,105)	(6,426)	(47,094)	(14,998)
Inventory and other adjustments(i)	(2,339)	2,252	3,650	2,629
Non-cash reclamation provision	(356)	(214)	(986)	(643)
Stripping costs(ii)	(5,698)	(4,650)	(18,788)	(6,936)

Cash operating costs	$15,583	$19,663	$45,855	$41,139

Gold production (ounces)	52,739	35,248	151,806	91,141

Total cash costs (per ounce)(iii)	$295	$558	$302	$451

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Six months ended September 30, 2010
Production costs per Consolidated Statements of Income	$40,081	$28,701	$109,073	$61,087
Adjustments:
Inventory and other adjustments(iv)	(3,348)	2,252	1,535	2,629
Non-cash reclamation provision	(356)	(214)	(986)	(643)
Stripping costs(ii)	(5,698)	(4,650)	(18,788)	(6,936)

Minesite operating costs (US$)	$30,679	$26,089	$90,834	$56,137

Tonnes of ore milled (000's tonnes)	1,159	616	3,306	1,620

Minesite costs per tonne (US$)(v)	$27	$42	$28	$35

Meadowbank Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$81,860	$67,450	$199,071	$122,181
Adjustments:
Byproduct revenues net of refining and transport fees	(420)	(334)	(1,264)	(592)
Inventory and other adjustments(i)	2,905	(3,526)	5,591	7,965
Non-cash reclamation provision	(426)	(384)	(1,265)	(878)
Stripping costs(ii)	(3,190)	(512)	(9,140)	(3,479)

Cash operating costs	$80,729	$62,694	$192,993	$125,197

Gold production (ounces)	78,141	93,395	199,254	188,586

Total cash costs (per ounce)(iii)	$1,033	$671	$969	$664

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs per Consolidated Statements of Income	$81,860	$67,450	$199,071	$122,181
Adjustments:
Inventory and other adjustments(iv)	3,061	(3,526)	7,026	7,965
Non-cash reclamation provision	(426)	(384)	(1,265)	(878)
Stripping costs(ii)	(3,190)	(512)	(9,140)	(3,479)

Minesite operating costs (US$)	$81,305	$63,028	$195,692	$125,789

Minesite operating costs (C$)	$80,333	$65,064	$192,514	$130,050

Tonnes of ore milled (000's tonnes)	866	636	2,162	1,370

Minesite costs per tonne (C$)(v)	$93	$102	$89	$95

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
The Company has decided to report total cash costs per ounce using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry. The previous period's cash costs have been adjusted for comparability purposes.

(iii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct metals revenues, stripping costs, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
This inventory adjustment reflects production costs associated with unsold concentrates.

(v)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments, stripping costs and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Liquidity and Capital Resources

        At September 30, 2011, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totaled $116.7 million, while working capital was $442.0 million. At December 31, 2010, the Company had $104.6 million in cash, cash equivalents, short-term investments and restricted cash and $370.9 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $197.6 million in the third quarter of 2011 compared to cash provided by operating activities of $156.8 million in the third quarter of 2010. In the third quarter of 2011, revenues from mining operations increased to $520.5 million from $398.5 million in the third quarter of 2010 due primarily to higher metal prices.

        For the three months ended September 30, 2011, capital expenditures were $164.0 million compared to $174.1 million in the three months ended September 30, 2010. The significant capital expenditures during the third quarter of 2011 pertained to sustaining capital for the Company's operating mines, Meliadine Project development, dyke construction at the Meadowbank Mine, and the construction of the LaRonde depth extension.

        During the three months ended September 30, 2011 the Company entered into foreign exchange forward contracts whose cash flow hedging relationship qualified for hedge accounting. The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the unhedged forecast Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011 and 2012. The Company hedged $60 million of 2011 expenditures and $240 million of 2012 expenditures. $20 million will expire each month during the fourth quarter of 2011 and through 2012 at an average rate of US$1 = C$.99. No effective hedges expired for the three and nine months ended September 30, 2011. As of September 30, 2011 the Company recognized a mark-to-market loss of $16.0 million in the Accumulated Other Comprehensive Income (Loss). Amounts deferred in Accumulated Other Comprehensive Income (Loss) are reclassified to Production expenses, as applicable, when the hedged transaction has occurred.

        During the second quarter of 2010, the Company closed a private placement of notes consisting of $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

        On July 27, 2011, the Company made a strategic investment in Rubicon Metals Corporation ("Rubicon") in a non-brokered private placement for cash consideration of C$70 million or C$3.23 per share. After closing the transaction, the Company's interest in Rubicon is 21,671,827 shares.

        Also on July 27, 2011, the Company amended and restated its $1.2 billion credit facility to extend the scheduled maturity date from June 22, 2014 to June 22, 2016. Terms related to standby fees and drawn amounts were amended to reflect current market conditions. At September 30, 2011, the outstanding balance on the credit facility amounted to $50.0 million. As a result, credit facility availability amounted to $1,150.0 million at September 30, 2011.

        Subsequent to period end, on October 13, 2011, the Company formally commenced its previously announced take-over bid (the "Offer") to acquire all of the outstanding common shares of Grayd Resource Corporation ("Grayd") at a price of C$2.80 per share. The transaction is valued at approximately C$275 million on a fully-diluted basis. Grayd shareholders will be entitled to receive, at their option, for each Grayd share they own, either C$2.80 in cash or 0.04039 of an Agnico-Eagle share and C$0.05 in cash, in each case subject to pro ration. The maximum amount of cash payable by Agnico-Eagle under the Offer will be equal to two-thirds of the total consideration (approximately C$183 million). The maximum number of shares issuable by Agnico-Eagle under the Offer will be approximately 2.7 million, or approximately 1.4% of Agnico-Eagle's outstanding shares on a fully-diluted basis. The Offer is open for acceptance until November 2011.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. The costs of funding for many businesses, particularly for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The current economic turmoil in Europe is compounding global volatility issues.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Vice-Chairman and Chief Executive Officer ("CEO") and the Senior Vice-President, Finance and Chief Financial Officer ("CFO").

        As of the end of the period covered by this MD&A and accompanying unaudited consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Other

        The above items contained within the Management Discussion and Analysis have been prepared as of November 10, 2011 and should be read in conjunction with our interim unaudited Consolidated Financial Statements and the notes thereto included in this quarterly report. Information pertaining to new accounting pronouncements can also be obtained within our interim unaudited Consolidated Financial Statements and notes. Additionally, the above discussion and analysis should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2010. Other information regarding critical accounting estimates and risk factors are also available in the Company's Annual Report on Form 20-F.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Income Contribution Analysis
LaRonde Mine	$59,081	$48,722	$154,081	$137,723
Goldex Mine	48,974	44,349	136,046	113,408
Lapa Mine	28,286	17,764	75,201	59,241
Kittila Mine	34,751	26,838	81,516	54,933
Pinos Altos Mine	65,777	15,089	165,604	50,346
Meadowbank Mine	46,478	49,042	105,337	86,392

Operating margin	283,347	201,804	717,785	502,043
Amortization	67,104	48,145	188,268	122,651
Loss on Goldex Mine	298,183	—	298,183	—
Corporate expenses	28,644	(9,818)	159,790	66,092

Income before tax	(110,584)	163,477	71,544	313,300
Tax provision	(28,970)	42,016	39,069	69,147

Net income for the period	$(81,614)	$121,461	$32,475	$244,153

Net income per share — basic	$(0.48)	$0.73	$0.19	$1.52
Net income per share — diluted	$(0.48)	$0.71	$0.19	$1.49
Cash flows
Operating cash flow	$197,570	$156,829	$531,434	$392,894
Investing cash flow	$(247,772)	$(163,798)	$(453,902)	$(399,953)
Financing cash flow	$29,106	$531	$(61,916)	$(11,537)
Realized prices per sales volume (US$)
Gold (per ounce)	$1,717	$1,235	$1,551	$1,192
Silver (per ounce)	$37.37	$20.53	$37.33	$19.27
Zinc (per tonne)	$2,166	$2,151	$2,267	$2,088
Copper (per tonne)	$8,561	$8,689	$9,105	$7,572
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	29,069	37,832	93,487	124,401
Goldex Mine	40,224	50,672	120,722	141,275
Kittila Mine	37,924	40,344	109,052	96,484
Lapa Mine	27,881	27,687	83,347	88,168
Pinos Altos Mine	52,739	35,248	151,806	91,141
Meadowbank Mine	78,141	93,395	199,254	189,669

	265,978	285,178	757,668	731,138

Silver (ounces in thousands)
LaRonde Mine	968	1,080	2,384	2,815
Pinos Altos Mine	485	290	1,343	760
Meadowbank	16	18	42	32

	1,469	1,388	3,769	3,607
Zinc (LaRonde Mine) (tonnes)	15,684	14,915	42,303	47,604
Copper (LaRonde Mine) (tonnes)	731	1,181	2,214	3,289

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Payable metal sold
Gold (ounces)
LaRonde Mine	26,729	36,979	92,777	123,885
Goldex Mine	37,380	49,117	120,839	135,290
Kittila Mine	36,745	41,655	107,237	100,917
Lapa Mine	27,955	25,846	83,480	91,959
Pinos Altos Mine	54,297	31,759	148,628	83,358
Meadowbank Mine	74,416	93,495	195,111	170,780

	257,522	278,851	748,072	706,189

Silver (ounces in thousands)
LaRonde Mine	901	1,052	2,306	2,711
Pinos Altos Mine	475	244	1,312	731
Meadowbank Mine	7	18	42	32

	1,383	1,314	3,660	3,474
Zinc (LaRonde Mine) (tonnes)	18,032	14,388	42,983	44,354
Copper (LaRonde Mine) (tonnes)	738	1,193	2,216	3,283
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$(270)	$(298)	$(21)	$69
Goldex Mine	411	288	408	325
Kittila Mine	694	519	736	603
Lapa Mine	657	509	629	517
Pinos Altos Mine	295	558	302	451
Meadowbank Mine	1,033	671	969	664

Weighted average	$563	$423	$553	$445

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$225,597	$237,583	$347,456	$398,478	$439,004	$412,068	$433,691	$520,537
Production costs	106,935	118,227	166,573	196,674	195,998	198,567	212,754	237,190

Gross profit (exclusive of amortization shown below)	$118,662	$119,356	$180,883	$201,804	$243,006	$213,501	$220,937	$283,347
Amortization	21,661	30,503	44,003	48,145	69,835	61,929	59,235	67,104

Gross profit	$97,001	$88,853	$136,880	$153,659	$173,171	$151,572	$161,702	$216,243

Net income (loss) for the period	$47,936	$22,332	$100,360	$121,461	$87,963	$45,264	$68,825	$(81,614)
Net income (loss) per share — basic	$0.31	$0.14	$0.64	$0.73	$0.54	$0.27	$0.41	$(0.48)
Net income (loss) per share — diluted	$0.30	$0.14	$0.63	$0.71	$0.52	$0.26	$0.40	$(0.48)
Cash provided by operating activities	$53,701	$74,491	$161,574	$156,829	$90,576	$171,043	$162,821	$197,570
Cash used in investing activities	$(139,703)	$(119,329)	$(116,826)	$(163,798)	$(123,353)	$(89,957)	$(116,173)	$(247,772)
Cash provided by (used in) financing activities	$37,534	$(1,646)	$(10,422)	$531	$(10,408)	$(68,842)	$(22,180)	$29,106
Weighted average number of common shares outstanding — basic (in thousands)	156,570	156,692	156,889	167,461	168,299	168,853	169,029	169,238

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at September 30, 2011	As at December 31, 2010
ASSETS
Current
Cash and cash equivalents	$110,425	$95,560
Short-term investments	2,951	6,575
Restricted cash	3,294	2,510
Trade receivables	78,779	112,949
Inventories:
Ore stockpiles	52,277	67,764
Concentrates and dore	77,969	50,332
Supplies	206,096	149,647
Available-for-sale securities (note 7)	147,961	99,109
Other current assets	117,782	89,776

Total current assets	797,534	674,222

Other assets	52,604	61,502
Goodwill	200,064	200,064
Property, plant and mine development	4,493,849	4,564,563

	$5,544,051	$5,500,351

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$226,414	$160,375
Reclamation provision	44,400	—
Dividends payable	26,929	108,009
Interest payable	19,855	9,743
Income taxes payable	9,927	14,450
Capital lease obligations	10,662	10,592
Fair value of derivative financial instruments (note 9)	17,308	142

Total current liabilities	355,495	303,311

Long-term debt (note 8)	650,000	650,000
Reclamation provision and other liabilities	138,720	145,536
Future income and mining tax liabilities	677,072	736,054
SHAREHOLDERS' EQUITY
Common shares (note 5)	3,117,067	3,078,217
Stock options (note 6)	110,127	78,554
Warrants	24,858	24,858
Contributed surplus	15,164	15,166
Retained earnings	472,740	440,265
Accumulated other comprehensive income (loss)	(17,192)	28,390

Total shareholders' equity	3,722,764	3,665,450

	$5,544,051	$5,500,351

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
REVENUES
Revenues from mining operations	$520,537	$398,478	$1,366,296	$983,517
COSTS, EXPENSES AND OTHER INCOME
Production	237,190	196,674	648,511	481,474
Exploration and corporate development	9,610	19,491	43,877	39,950
Amortization of property, plant and mine development	67,104	48,145	188,268	122,651
General and administrative (note 12)	20,410	19,925	79,684	71,595
Provincial capital tax	—	(6,934)	—	(6,779)
Interest	14,918	14,722	42,915	34,535
Loss (gain) on derivative financial instruments (note 9)	1,678	1,330	(654)	(3,826)
Interest and sundry loss (income) (note 10)	46	(1,784)	22	(3,943)
Loss (gain) on sale and write-down of available-for-sale securities (note 7)	3,402	(7,839)	(1,412)	(8,185)
Gain on acquisition of Comaplex	—	(57,526)	—	(57,526)
Loss on Goldex Mine (note 13)	298,183	—	298,183	—
Gain on sale of mining property	—	(8,888)	—	(8,888)
Foreign currency translation loss (gain)	(21,420)	17,685	(4,642)	9,159

Income (loss) before income and mining taxes	(110,584)	163,477	71,544	313,300
Income and mining tax (benefit) expense	(28,970)	42,016	39,069	69,147

Net income (loss) for the period	$(81,614)	$121,461	$32,475	$244,153

Net income (loss) per share — basic	$(0.48)	$0.73	$0.19	$1.52

Net income (loss) per share — diluted	$(0.48)	$0.71	$0.19	$1.49

Weighted average number of common shares outstanding (in thousands)
Basic	169,238	167,461	169,055	160,353
Diluted	169,238	170,679	172,646	163,342
Comprehensive income:
Net income (loss) for the period	$(81,614)	$121,461	$32,475	$244,153

Other comprehensive income (loss):
Unrealized (loss) gain on available-for-sale securities	(36,226)	6,240	(32,651)	39,211
Unrealized loss on derivative financial instruments	(15,994)	—	(15,994)	—
Adjustments for realized gain (loss) on available-for-sale securities due to dispositions and write-downs during the period	3,402	(7,840)	(1,412)	(8,186)
Net amount reclassified to income due to acquisition of business	—	(64,508)	—	(64,508)
Amortization of unrecognized gain (loss) on pension liability	110	(47)	330	(141)
Tax effect of other comprehensive income items	4,190	12	4,145	36

Other comprehensive loss for the period	(44,518)	(66,143)	(45,582)	(33,588)

Comprehensive income (loss) for the period	$(126,132)	$55,318	$(13,107)	$210,565

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Retained earnings
Balance, beginning of period	$554,354	$338,850	$440,265	$216,158
Net income (loss) for the period	(81,614)	121,461	32,475	244,153

Balance, end of period	$472,740	$460,311	$472,740	$460,311

Accumulated other comprehensive income (loss)
Balance, beginning of period	$27,326	$83,604	$28,390	$51,049
Other comprehensive loss for the period	(44,518)	(66,143)	(45,582)	(33,588)

Balance, end of period	$(17,192)	$17,461	$(17,192)	$17,461

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Operating activities
Net income (loss) for the period	$(81,614)	$121,461	$32,475	$244,153
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	67,104	48,145	188,268	122,651
Future income and mining taxes	(73,348)	33,176	(47,434)	46,702
Loss on Goldex Mine	298,183	—	298,183	—
Loss (gain) on sale and write-down of available-for-sale securities and derivative financial instruments	6,865	(5,407)	(97)	(9,582)
Gain on acquisition of Comaplex	—	(57,526)	—	(57,526)
Stock-based compensation	10,183	9,376	37,951	35,711
Foreign currency translation (gain) loss	(21,420)	17,685	(4,642)	9,159
Other	7,572	3,968	17,464	11,040
Changes in non-cash working capital balances
Trade receivables	(13,958)	(18,459)	34,170	9,757
Income taxes payable	6,971	(14,443)	(5,536)	252
Other taxes recoverable	(4,857)	(12,585)	14,582	(22,766)
Inventories	(12,631)	(30,303)	(66,893)	(71,912)
Other current assets	(18,710)	7,406	(43,208)	(3,198)
Interest payable	10,047	9,692	10,112	17,915
Accounts payable and accrued liabilities	17,183	44,643	66,039	60,538

Cash provided by operating activities	197,570	156,829	531,434	392,894

Investing activities
Additions to property, plant and mine development	(164,003)	(174,058)	(375,254)	(403,638)
Decrease (increase) in short-term investments	(481)	(1,895)	3,624	(1,721)
Net proceeds on sale of available-for-sale securities and other	—	12,623	9,330	14,004
Purchases of available-for-sale securities	(83,533)	(418)	(90,818)	(6,708)
(Increase) decrease in restricted cash	245	(50)	(784)	(1,890)

Cash used in investing activities	(247,772)	(163,798)	(453,902)	(399,953)

Financing activities
Dividends paid	(23,571)	—	(72,704)	(26,830)
Repayment of capital lease obligations	(2,564)	(2,664)	(9,803)	(12,776)
Proceeds from long-term debt	125,000	70,000	205,000	1,271,000
Repayment of long-term debt	(75,000)	(90,000)	(205,000)	(1,271,000)
Sale-leaseback financing	—	3,856	—	6,861
Credit facility financing cost	(2,494)	(187)	(2,494)	(12,675)
Proceeds from common shares issued	7,735	19,526	23,085	33,883

Cash provided by (used in) financing activities	29,106	531	(61,916)	(11,537)

Effect of exchange rate changes on cash and cash equivalents	(1,429)	(177)	(751)	(492)

Net increase (decrease) in cash and cash equivalents during the period	(22,525)	(6,615)	14,865	(19,088)
Cash and cash equivalents, beginning of period	132,950	147,807	95,560	160,280

Cash and cash equivalents, end of period	$110,425	$141,192	$110,425	$141,192

Supplemental cash flow information:
Interest paid	$5,439	$3,534	$31,743	$16,964

Income, mining and capital taxes paid	$39,720	$16,028	$89,476	$17,525

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2010 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2010. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2011 and the results of operations and cash flows for the three and nine months ended September 30, 2011 and 2010.

  Operating results for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2011.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2010 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  Fair Value Accounting

  In January 2010, the Financial Accounting Standards Board ("FASB") guidance for fair value measurements and disclosures was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning January 1, 2010, with the exception of the Level 3 disaggregation which was effective for the Company's fiscal year beginning January 1, 2011. Adoption of this updated guidance had no impact on the Company's financial position, results of operation or cash flows. See Note 4 for details regarding the Company's assets and liabilities measured at fair value.

  Business Combinations

  In December 2010, the Accounting Standards Codification ("ASC") guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2011, had no impact on the Company's financial position, results of operations or cash flows.

  Revenue Recognition — Multiple-Deliverable Revenue Arrangements

  In October 2009, the FASB issued an amendment to its guidance on multiple - deliverable revenue arrangements which is effective for fiscal years beginning on or after June 15, 2010. This updated guidance addresses accounting and reporting for arrangements under which the vendor will perform multiple revenue - generating activities, including how to separate deliverables and measure and allocate the arrangement consideration. This amendment also significantly expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangement. Based on the Company's assessment, these changes did not have an impact on its current accounting for revenue or required disclosures.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

3.     ACCOUNTING POLICIES (Continued)

  Recently Issued Accounting Pronouncements

  Comprehensive Income

  In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

  Fair Value Accounting

  In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

  Goodwill Impairment

  In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The update is effective for the Company's fiscal year beginning January 1, 2012, with earlier application permitted. The Company is in the process of evaluating the impact of the updated guidance, including the potential for early application, on its goodwill impairment assessment processes.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are as follows:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

4.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents, and short-term investments(1)	$7,212	$—	$7,212	$—
Available-for-sale securities(2)(3)	147,961	145,228	2,733	—
Trade receivables(4)	78,779	—	78,779	—
Derivative assets(3)	—	—	—	—

	$233,952	$145,228	$88,724	$—

Financial liabilities:
Derivative liabilities(3)	$17,308	$—	$17,308	$—

  (1)
  Fair value approximates the carrying value due to the short-term nature.

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at fair value based on broker-dealer quotations.

  (4)
  Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale securities that are valued using quoted market prices are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based on broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the first quarter of 2009, the Company implemented a restricted share unit plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period.

  During the first quarter of 2011, the Company funded the plan by transferring $3.7 million (2010 — $4.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. The Trust is funded once per year during the first quarter of each year. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are included in basic EPS once they have vested. All of the unvested shares held by the Trust were included in the diluted EPS calculations.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

5.     SHAREHOLDERS' EQUITY (Continued)

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2011 were exercised:

Common shares outstanding at September 30, 2011	169,377,973
Employees' stock options	8,960,551
Warrants	8,600,000
Restricted share unit plan	50,391

186,988,915

  During the nine months ended September 30, 2011, 2,620,785 (2010 — 2,911,080) options were granted with a weighted average exercise price of C$76.24 (2010 — C$57.42), 306,688 (2010 — 673,098) employee stock options were exercised for cash of $13.5 million (2010 — $26.6 million), and 116,250 (2010 — 196,800) options were cancelled with a weighted average exercise price of C$67.40 (2010 — C$57.84).

  During the three months ended September 30, 2011, 27,000 (2010 — 116,000) options were granted with a weighted average exercise price of C$55.25 (2010 — C$66.26), 89,300 (2010 — 387,725) employee stock options were exercised for cash of $4.6 million (2010 — $17.1 million), and 24,500 (2010 — 143,750) options were cancelled with a weighted average exercise price of $69.37 (2010 — C$58.63).

  The following table illustrates the changes in common shares outstanding for the nine months ended September 30, 2011:

	# of Shares	$ Amount
Common shares outstanding, beginning of period	168,720,355	3,078,217
Shares issued under Employee Stock Option Plan	306,688	16,972
Shares issued under Incentive Share Purchase Plan	223,191	14,238
Shares issued under Dividend Reinvestment Plan	134,990	8,494
Restricted share unit plan	(7,251)	(854)

Common shares outstanding, end of period	169,377,973	3,117,067

  The following table provides the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net income (loss)	$(81,614)	$121,461	$32,475	$244,153

Weighted average number of common shares outstanding — basic (in thousands)	169,238	167,461	169,055	160,353
Add: Dilutive impact of employee stock options	—	1,131	1,094	1,131
Dilutive impact of warrants	—	2,040	2,447	1,811
Dilutive impact of treasury shares related to restricted share unit plan	—	47	50	47

Weighted average number of common shares outstanding — diluted (in thousands)	169,238	170,679	172,646	163,342

Net income (loss) per share — basic	$(0.48)	$0.73	$0.19	$1.52

Net income (loss) per share — diluted	$(0.48)	$0.71	$0.19	$1.49

  The calculation of diluted net income (loss) per share has been computed using the treasury stock method.

  For the three months ended September 30, 2011, all employee stock options, warrants, and treasury shares related to the restricted share unit plan were excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

5.     SHAREHOLDERS' EQUITY (Continued)

  For the nine months ended September 30, 2011, there were 738,321 employee stock options excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive. For the three and nine months ended September 30, 2010, there were 1,033,525 employee stock options excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive.

  For the nine months ended September 30, 2011, and the three and nine months ended September 30, 2010, the Company's warrants and treasury shares related to the restricted share unit plan were dilutive and were included in the calculation of diluted net income (loss) per share.

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Nine months ended September 30, 2011
	# of Options	Weighted average exercise price
		(C$)
Outstanding, beginning of period	6,762,704	$56.94
Granted	2,620,785	$76.24
Exercised	(306,688)	$43.56
Cancelled	(116,250)	$67.40

Outstanding, end of period	8,960,551	$62.91

Options exercisable at end of period	5,115,072	$59.40

  For the nine months ended September 30, 2011 and 2010, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010
Risk-free interest rate	1.95%	1.86%
Expected life of options (in years)	2.5	2.5
Expected volatility of the Company's share price	34.63%	43.85%
Expected dividend yield	0.89%	0.42%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2011, the Company received proceeds of nil (2010 — $11.1 million) from the sale of certain available-for-sale securities and recognized a gain before income taxes of nil (2010 — $7.8 million).

  During the nine months ended September 30, 2011, the Company received proceeds of $9.3 million (2010 — $11.6 million) from the sale of certain available-for-sale securities and recognized a gain before income taxes of $4.8 million (2010 — $8.2 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  The cost of an available-for-sale security was determined based on the average cost. Available-for-sale securities are carried at fair value and comprise the following:

	September 30, 2011	December 31, 2010
Available-for-sale securities in an unrealized gain position
Cost	$89,477	$50,958
Unrealized gains in accumulated other comprehensive income	17,558	48,151

Estimated fair value	107,035	99,109

Available-for-sale securities in an unrealized loss position
Cost	$44,381	—
Unrealized losses in accumulated other comprehensive income	(3,455)	—

Estimated fair value	40,926	—

Total estimated fair value of available-for-sale securities	$147,961	$99,109

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. At September 30, 2011 the pre-impairment fair value of investments in an unrealized loss position was $43.6 million with a total unrealized loss of $6.9 million. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. As a result of that evaluation, the Company wrote down certain available-for-sale securities by $3.4 million for the three months ended September 30, 2011 that were considered other-than-temporarily impaired.

  For the remainder of the investments after the other-than-temporary impairment write-down, approximately 27.7% of the total fair value of investments are in an unrealized loss position. The Company also evaluated these securities in relation to the severity and duration (less than three months) of the impairment. Based on that evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as at September 30, 2011.

8.     LONG-TERM DEBT

  On August 4, 2011, the Company amended and restated its credit facilities. The total amount available under the credit facilities remains unchanged at $1.2 billion, however, the maturity date was extended from June 22, 2014 to June 22, 2016.

  During the three months ended September 30, 2011, the Company drew down $50.0 million, net, from the credit facilities (2010 — repaid $20.0 million). At September 30, 2011, the credit facilities were drawn down by $50.0 million (December 31, 2010 — $50.0 million).

  Total long-term debt interest costs incurred during the three and nine months ended September 30, 2011 was $10.7 million (2010 — $9.7 million) and $31.0 million (2010 — $29.5 million), respectively. Total interest costs capitalized to property, plant and mine development for the three and nine months ended September 30, 2011 was $0.6 million (2010 — nil) and $0.8 million (2010 — $4.6 million), respectively. The outstanding long-term debt balance as at September 30, 2011 relates to the notes entered into in April 2010 and the $50.0 million outstanding on the credit facilities.

9.     FINANCIAL INSTRUMENTS

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde Mine's 2011 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc call options were written at a strike price of $2,500 (2010 — $2,500) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc put options were purchased at a strike price of $2,200 (2010 — $2,200) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). While setting a minimum price, the zero-cost collar strategy also limits participation to zinc

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

9.     FINANCIAL INSTRUMENTS (Continued)

  prices above $2,500 (2010 — $2,500) per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the gain on derivative financial instruments component of the consolidated statements of income (loss) and comprehensive income (loss). The options that expired during the first quarter of 2011 and 2010 expired out of the money. The options that expired during the second quarter of 2011 resulted in a realized gain of $0.1 million (2010 — $1.3 million). The options that expired during the third quarter of 2011 resulted in a realized gain of $0.8 million (2010 — $0.8 million). As at September 30, 2011, the Company had an unrealized mark-to-market gain of $3.0 million (2010 — $0.4 million).

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011 and 2012.

  As at September 30, 2011, forward contracts with an ineffective cash flow hedging relationship that did not qualify for hedge accounting, hedged $60 million of 2011 expenditures and nil of 2012 expenditures. $20 million will expire each month during the fourth quarter of 2011 at an average rate of US$1.00 = C$0.99. There were no similar foreign exchange forward contracts in the first nine months of 2010. The hedges that expired for the three and nine months ended September 30, 2011 resulted in a realized loss of $0.4 million and realized gain of $0.4 million, respectively. As of September 30, 2011 the Company recognized a mark-to-market loss of $4.3 million in the "Gain (loss) on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss).

  As at September 30, 2011, forward contracts with a cash flow hedging relationship that did qualify for hedge accounting, hedged $60 million of 2011 expenditures and $240 million of 2012 expenditures. $20 million will expire each month during 2012 at an average rate of US$1.00 = C$0.99. There were no similar effective foreign exchange forward contracts in the first nine months of 2010. No effective hedges expired for the three and nine months ended September 30, 2011. As of September 30, 2011, the Company recognized a mark-to-market loss of $16.0 million in accumulated other comprehensive income (loss). Amounts deferred in accumulated other comprehensive income (loss) are reclassified to Production expenses, as applicable, when the hedged transaction has occurred.

  The Company's other foreign currency derivative strategies in 2011 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding on September 30, 2011. The Company's foreign currency derivative strategy generated $1.3 million (2010 — $1.3 million) in call option premiums for the quarter ended September 30, 2011 that were recognized in the "Gain (loss) on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss).

  In addition, the Company recognized a gain of nil on intra-quarter silver financial instruments associated with timing of sales of silver products during the third quarter of 2011. For the nine months ended September 30, 2011, the Company recognized a loss of $3.4 million on intra-quarter silver financial instruments that were recognized in the "(Gain) loss on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss). There were no silver financial instruments purchased/outstanding during the nine months ended September 30, 2010.

10.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2011, the total amount of these guarantees was $119.2 million.

11.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and Chief Operating Officer, and that represent more than 10% of the combined revenue, profit or loss

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

11.   SEGMENTED INFORMATION (Continued)

  or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine and the Creston Mascota deposit at Pinos Altos
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration office, Meliadine Mine Project and the Latin America Exploration office

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. The goodwill of $200.1 million on the consolidated balance sheets relates to the Meliadine Mine Project that is a component of the Exploration segment.

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

  The Meadowbank Mine achieved commercial production on March 1, 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011.

Three Months Ended September 30, 2011	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Gain	Loss on Goldex Mine	Segment Income Gain (Loss)
Canada	$352,514	$169,243	$50,133	$—	$(12,581)	$298,183	$(152,464)
Europe	62,165	27,648	6,939	—	(2,355)	—	29,933
Latin America	105,858	40,299	10,032	—	(5,770)	—	61,297
Exploration	—	—	—	9,610	(714)	—	(8,896)

	$520,537	$237,190	$67,104	$9,610	$(21,420)	$298,183	$(70,130)

Segment income							$(70,130)
Corporate and Other (Loss)
Interest and sundry loss							(46)
Loss on sale and write-down of available-for-sale securities							(3,402)
Loss on derivative financial instruments							(1,678)
General and administrative expenses							(20,410)
Interest expense							(14,918)

Loss before income, mining and federal capital taxes							$(110,584)

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

11.   SEGMENTED INFORMATION (Continued)

Three Months Ended September 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss	Segment Income Gain (Loss)
Canada	$303,463	$144,084	$36,731	$—	$12,186	$110,462
Europe	51,225	24,155	6,241	—	4,793	16,036
Latin America	43,790	28,435	5,173	—	706	9,476
Exploration	—	—	—	19,491	—	(19,491)

	$398,478	$196,674	$48,145	$19,491	$17,685	$116,483

Segment income						$116,483
Corporate and Other Income (Loss)
Interest and sundry income						1,784
Gain on sale of available-for-sale securities						7,839
Loss on derivative financial instruments						(1,330)
Net gain on acquisition of assets						57,526
Gain on sale of mining property						8,888
General and administrative expenses						(19,925)
Provincial capital tax						6,934
Interest expense						(14,722)

Income before income, mining and federal capital taxes						$163,477

Nine Months Ended September 30, 2011	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation (Gain) Loss	Loss on Goldex Mine	Segment Income Gain (Loss)
Canada	$928,228	$456,634	$143,104	$—	$(893)	$298,183	$31,200
Europe	163,391	82,340	19,716	—	1,432	—	59,903
Latin America	274,677	109,537	25,448	—	(5,101)	—	144,793
Exploration	—	—	—	43,877	(80)	—	(43,797)

	$1,366,296	$648,511	$188,268	$43,877	$(4,642)	$298,183	$192,099

Segment income							$192,099
Corporate and Other Income (Loss)
Interest and sundry loss							(22)
Gain on sale and write-down of available-for-sale securities							1,412
Gain on derivative financial instruments							654
General and administrative expenses							(79,684)
Interest expense							(42,915)

Income before income, mining and federal capital taxes							$71,544

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

11.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss	Segment Income Gain (Loss)
Canada	$751,646	$355,672	$90,180	$—	$8,509	$297,285
Europe	120,438	65,110	19,531	—	106	35,691
Latin America	111,433	60,692	12,940	—	544	37,257
Exploration	—	—	—	39,950	—	(39,950)

	$983,517	$481,474	$122,651	$39,950	$9,159	$330,283

Segment income						$330,283
Corporate and Other Income (Loss)
Interest and sundry income						3,943
Gain on sale of available-for-sale securities						8,185
Gain on derivative financial instruments						3,826
Net gain on acquisition of assets						57,526
Gain on sale of mineral property						8,888
General and administrative expenses						(71,595)
Provincial capital tax						6,779
Interest expense						(34,535)

Income before income, mining and federal capital taxes						$313,300

	Total Assets as at
	September 30, 2011	December 31, 2010
Canada	$3,837,263	$4,172,997
Europe	741,293	679,258
Mexico	671,677	619,263
Exploration	293,818	28,833

	$5,544,051	$5,500,351

12.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank Mine in March 2011, the Company recognized, during the three months ended March 31, 2011, a loss on disposal of the kitchen of $6.9 million, and incurred related costs of $5.3 million, and also recognized an insurance receivable for $9.1 million. The difference of $3.1 million was recognized in the "General and administrative" line item of the consolidated statements of income (loss) and comprehensive income (loss) during the first quarter of 2011. The Company's exposure to insurance losses related to this claim is limited to the $3.1 million exposure through its captive insurance company. An insurance receivable was recognized (net of $2.0 million of insurance proceeds received during the third quarter of 2011) for the full amount, including any additional reimbursable costs incurred in subsequent periods, and there was no impact on the "General and administrative" line item of the consolidated statements of income (loss) and comprehensive income (loss) during the second or third quarter of 2011.

13.   LOSS ON GOLDEX MINE

  On October 19, 2011, the Company announced that it was suspending mining operations and gold production at the Goldex Mine in Quebec, Canada effective immediately. This decision followed the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted.

  It appears that a weak volcanic rock unit in the hanging wall of the Goldex Mine deposit has failed. This rock failure is thought to extend between the top of the deposit and surface. As a result, this structure has allowed ground water to flow into the mine. This water flow has likely contributed to further weakening and movement of the rock mass.

  The mill processed feed from the remaining surface stockpile in October.

  As the conditions resulting in the decision to suspend mining operations existed as at September 30, 2011, Agnico-Eagle has written off its investment in the Goldex Mine (net of expected residual value), has written off the underground ore stockpile, and has made an asset retirement obligation provision for the anticipated costs of remediation in the third quarter of 2011. Given the amount of uncertainty in

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2011

13.   LOSS ON GOLDEX MINE (Continued)

  estimating the fair value of the Goldex Mine property, plant, and mine development, the Company determined that the fair value at September 30, 2011 is equal to the residual value. All of the remaining 1.6 million ounces of proven and probable gold reserves at the Goldex Mine, other than the ore stockpiled on surface, will be reclassified as mineral resources. The Goldex Mine is part of the "Canada" segment as shown in Note 11.

Loss on Goldex Mine property, plant, and mine development	$237,142
Loss on underground ore stockpile	16,641
Increase in asset retirement obligation	44,400

Loss on Goldex Mine (before income and mining taxes)	298,183
Income and mining taxes	(104,370)

Loss on Goldex Mine (after income and mining taxes)	$193,813

  The asset retirement obligation provision for the anticipated costs of remediation associated with the Company's Goldex Mine requires management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

14.   SUBSEQUENT EVENTS

  On October 13, 2011, the Company formally commenced its previously announced take-over bid (the "Offer") to acquire all of the outstanding common shares of Grayd Resource Corporation ("Grayd") at a price of C$2.80 per share. The transaction is valued at approximately C$275 million on a fully-diluted basis. Grayd shareholders will be entitled to receive, at their option, for each Grayd share they own, either C$2.80 in cash or 0.04039 of an Agnico-Eagle share and C$0.05 in cash, in each case subject to pro ration. The maximum amount of cash payable by Agnico-Eagle under the Offer will be equal to two-thirds of the total consideration (approximately C$183 million). The maximum number of shares issuable by Agnico-Eagle under the Offer will be approximately 2.7 million. The Offer is open for acceptance until November 18, 2011.

  In addition, a class action lawsuit was filed in the United States District Court for the Southern District of New York on November 7, 2011 against the Company and certain of its officers and a former officer seeking damages based on alleged violations of Sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934 arising from the announcement by the Company on October 19, 2011 of a decision to suspend operations at its Goldex Mine. The Company believes the action to be without merit and intends to vigorously defend the action.

15.   COMPARATIVE FIGURES

  Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2011 interim consolidated financial statements.

U.S. Shareholders

        This Third Quarter Report 2011 does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). On October 13, 2011, Agnico-Eagle filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-80, which includes the Offer and take-over bid circular and other Offer documents, and on October 21, 2011, Agnico-Eagle filed with the SEC an amendment to the Form F-80 containing a notice of change and variation relating to the Offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DISCLOSURE DOCUMENTS FILED BY AGNICO-EAGLE FROM TIME TO TIME WITH THE SEC REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Offer and take-over bid circular, as well as the notice of change and variation relating thereto, have been sent to shareholders of Grayd. Investors may also obtain a free copy of the Offer documents filed by Agnico-Eagle from time to time with the SEC at the SEC's website at www.sec.gov. INVESTORS AND SECURITY HOLDERS SHOULD READ THE OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

QuickLinks

Third Quarter Report 2011
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2011